April 28, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Roots Real Estate Investment Community I, LLC
Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A
Filed April 23, 2025
File No. 024-11897

To Whom it May Concern:

This letter is being submitted on behalf of Roots Real Estate Investment Community I, LLC (File No. 024-11897) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 25, 2025 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 7 to its Offering Statement on Form 1-A (the “Initial Filing”) filed with the Commission on April 23, 2025 in connection with its offering of units pursuant to Regulation A (the “Offering”). The Company is concurrently filing Post-Qualification Amendment No. 8 to its Offering Statement on Form 1-A (the “Amended Filing”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing, and page references in the responses, if any, refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Real Estate Portfolio, page 49

Comment No. 1: We partially reissue prior comment 5. Please provide disclosure required by Item 15 of Form S-11, including occupancy rate and average effective annual rent.

Response: We acknowledge the Staff’s comment requesting additional disclosure under Item 15 of Form S-11, including occupancy rate and average effective annual rent. The Company respectfully submits that disclosure pursuant to Item 15 of Form S-11 is not applicable to the Company’s real estate portfolio, and therefore is not disclosed in the Amended Filing.

As updated in previous filings in response to the Staff’s comments and Item 14 of Form S-11, specifically Instruction 2 thereto, the Company provided its real estate portfolio information in classes or groups, rather than furnishing such information separately for each property, because no property in the Company’s real estate portfolio meets the materiality threshold set forth in Instruction 2 to Item 14 of Form S-11. Item 15. Operating Data. of Form S-11 explicitly states:

“Furnish the following information with respect to each improved property which is separately described in answer to Item 14.”

[Emphasis added]

As stated above, no property is separately described in response to Item 14, but rather described in classes or groups, and, therefore, the Company respectfully submits that the disclosure requirements of Item 15 of Form S-11 do not apply to the Company’s real estate portfolio, and the Company respectfully requests that the Staff clear this comment.

Plan of Operation, page 51

Comment No. 2: We note the updated financial statements for the year ended December 31, 2024. Please update this section to include the disclosure regarding Management’s Discussion and Analysis and Result of Operations as required by Item 303 of Regulation S-K, as referenced in Item 10 of Form S-11.

Response: The Company has updated the Plan of Operation section in the Amended Filing to add additional disclosure in response to the Staff’s comment and Item 303 of Regulation S-K, and respectfully requests that the Staff clear this comment.

Description of Our Units, page 55

Comment No. 3. We acknowledge your response and revisions to prior comment 6. We note your narrative disclosure as to how your NAV is calculated and that you calculated the offering price to be $140.00 per share. Please revise the offering circular to provide quantitative information in the tabular disclosure.

Response: In response to the Staff’s comment, the Amended Filing includes the quantitative information for the calculation of its NAV and related NAV per Unit price for the Company’s current NAV price per Unit of $140. The Company respectfully requests that the Staff clear this comment.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. The Company respectfully requests that the Staff clear these remaining comments based on the Company’s responses herein and the related updates in the Amended Filing and consider qualifying the Amended Offering as soon as possible. If you have any questions regarding this response, please do not hesitate to contact the undersigned at mike@williamsbusinesslaw.com or 470-567-3411.

Sincerely yours,

Williams Business Law, LLC

Michael P. Williams

cc:	Larry Dorfman
Daniel Dorfman